[redacted]

10028876

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44748

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPPELLO CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 1200
(No. and Street)

Santa Monica (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander L. Cappello 310-393-6632
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Armstrong Accountancy Corporation
(Name - *if individual, state last, first, middle name*)

4200 Truxton Ave., Suite 300 (Address) Bakersfield (City) CA (State) 93309 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 5 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander L. Cappello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cappello Capital Corp., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

Signature

President & C.E.O.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) An independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California
County of Los Angeles } ss.

Subscribed and sworn to (or affirmed) before me on this 19th day of February, 2010, by Alexander L. Cappello, proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

CAROLYN ZACHARSKI
COMM. #1792983
Notary Public - California
Los Angeles County
My Comm. Expires Apr. 3, 2012

(seal)

[signature]
Signature of Notary

OPTIONAL INFORMATION

Date of Document ______

Type or Title of Document Annual Audited Report

Number of Pages in Document ______

Document in a Foreign Language ______

Thumbprint of Signer

☐ Check here if no thumbprint or fingerprint is available.

Type of Satisfactory Evidence:
_____ Personally Known with Paper Identification
_____ Paper Identification
_____ Credible Witness(es)

Capacity of Signer:
_____ Trustee
_____ Power of Attorney
_____ CEO / CFO / COO
_____ President / Vice-President / Secretary / Treasurer
_____ Other: ______

Other Information: ______

CAPPELLO CAPITAL CORP.
DECEMBER 31, 2009

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Stockholder's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6
Independent Registered Auditor's Report on Internal Control	8
Independent Registered Auditor's Report on the Supplementary Information	9
Supplementary Schedule:	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	10

Peter C. Brown, CPA
Burton H. Armstrong, CPA, MST
Andrew J. Paulden, CPA
Steven R. Starbuck, CPA
Chris M. Thornburgh, CPA
Eric H. Xin, CPA, MBA
Richard L. Halle, CPA, MST
Aileen K. Keeter, CPA

BROWN ARMSTRONG
CERTIFIED PUBLIC ACCOUNTANTS

Main Office
4200 Truxtun Ave., Suite 300
Bakersfield, California 93309
Tel 661·324·4971 Fax 661·324·4997
e-mail: info@bacpas.com

560 Central Avenue
Shafter, California 93263
Tel 661·746·2145 Fax 661·746·1218

8365 N. Fresno Street, Suite 440
Fresno, California 93720
Tel 559·476·3592 Fax 559·476·3593

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Cappello Capital Corp.
Santa Monica, California

We have audited the accompanying statement of financial condition of Cappello Capital Corp. as of December 31, 2009, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cappello Capital Corp. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BROWN ARMSTRONG
ACCOUNTANCY CORPORATION

By: Burton H. Armstrong

Bakersfield, California
February 23, 2010

CAPPELLO CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS		
Cash	$	60,881
Prepaid expenses		706
Total Assets	$	61,587
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	6,079
Total Liabilities		6,079
Stockholders' equity		
Common stock, $1 par value; authorized 1,000,000 shares; issued and outstanding 100 shares		100
Additional paid in capital		368,246
Retained earnings (Deficit)		(312,838)
Total Stockholders' Equity		55,508
Total Liabilities and Stockholders' Equity	$	61,587

See Notes to the Financial Statements.

CAPPELLO CAPITAL CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue:	
Investment banking	$ 2,755,200
Expense:	
Corporate finance fees (Note 4)	1,375,682
Commissions	663,770
Employee compensation and benefits	546,842
Other	144,061
Occupancy	36,000
	2,766,355
Loss before income taxes	(11,155)
State income taxes	-
Net Loss	$ (11,155)

See Notes to the Financial Statements.

CAPPELLO CAPITAL CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)
	Shares	Amount		
Balance, December 31, 2008	100	$ 100	$ 368,246	$ (261,683)
Net loss	-	-	-	(11,155)
Distributions	-	-	-	(40,000)
Balance, December 31, 2009	100	$ 100	$ 368,246	$ (312,838)

See Notes to the Financial Statements.

CAPPELLO CAPITAL CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities		
Net loss	$	(11,155)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in working capital components:		
(Decrease) in:		
Accounts receivable		61,204
Prepaid expenses		3,300
Accounts payable and accrued expenses		(23,254)
Net cash provided by operating activities		30,095
Cash Flows From Investing Activities		
Sale of restricted marketable securities		259
Net cash provided by investing activities		259
Cash Flows from Financing Activities		
Distributions paid		(40,000)
Net cash used in financing activities		(40,000)
Net decrease in cash		(9,646)
Cash:		
Beginning of year		70,527
End of year	$	60,881

The Company paid $0 in state income taxes during the year ended December 31, 2009.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business: Cappello Capital Corp. ("the Company") is a California corporation formed in February 1992, for the purpose of conducting business as a broker/dealer in securities. The Company operations consist of wholesaling and retailing private placements of debt and equity securities on a best efforts basis.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker and dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Brokers/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

As stated above, the Company operates under the provisions of Paragraph (k)(2)(i) of the SEC and, accordingly is exempt from the remaining provisions of the rule. Specifically, the Company is exempt from the Possession of Control Requirements under Rule 15c3-3 pursuant to Paragraph (k)(2)(i).

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment in securities: Restricted securities are valued at fair value.

Investment banking: Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Investment banking management fees, sales concessions and associated expenses are recorded at the time the transaction is completed and the income is reasonably determinable.

NOTE 2 – STATE INCOME TAXES

The Company has elected S Corporation status for income tax purposes, which requires that the corporate income or loss be distributed to the stockholder for inclusion in his personal income tax returns. The State of California imposes a surtax on the corporation of 1.5% of taxable income, in addition to the taxable income or loss being reported in the stockholder's personal return.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of $54,802 and $5,000, respectively. The Company's net capital ratio was 1.0 to 9.0.

NOTE 4 – TRANSACTIONS WITH RELATED PARTIES

The Company has a corporate finance agreement with Cappello Group and Euro American Financial, affiliated Companies. The sole shareholder of the Company is the sole shareholder of Cappello Group and Euro American Financial. Cappello Group and Euro American Financial receive corporate finance fees from time to time as the Company, Cappello Group and Euro American Financial determine for special services rendered. No corporate finance fee is to be paid or accrued which will cause the net capital of the Company to drop below $10,000, or cause the aggregate indebtedness to net capital ratio of the Company to exceed 8 to 1. In the event Cappello Group and Euro American Financial are not able to continue to provide these services, the Company would be required to obtain them from a third party at a cost that cannot presently be estimated. On April 28, 2009, the Company decided not to use Euro American Financial any more for these purposes, however the sole shareholder is able to require that the Company use Euro American Financial's services whenever he deems necessary. For the year ended December 31, 2009 corporate finance fees paid to Cappello Group and Euro American Financial amounted to $1,375,682 and are included in general and administrative expense. In addition, the Company paid $91,655 of overhead costs and $36,000 of rent to Cappello Group and Euro American Financial. The corporate management fee received from Cappello Group and Euro American Financial was $203,000 and is included in investment banking fees.

NOTE 5 – MAJOR CUSTOMERS/SUPPLIERS

During the year ended December 31, 2009 the Company received approximately 57% of its revenues from two clients. During the year ended December 31, 2009 the Company incurred approximately 54% of its general and administrative expense with Euro American Financial and Cappello Group, which is explained further at Note 4.

NOTE 6 – DEFINED CONTRIBUTION RETIREMENT PLAN

The Company has a contributory defined contribution retirement plan covering all its employees who meet eligibility requirements and who elect to participate. The Company's contributions to the plan are elective. During 2009, the Company did not make any contributions to the plan.

Peter C. Brown, CPA
Burton H. Armstrong, CPA, MST
Andrew J. Paulden, CPA
Steven R. Starbuck, CPA
Chris M. Thornburgh, CPA
Eric H. Xin, CPA, MBA
Richard L. Halle, CPA, MST
Aileen K. Keeter, CPA

BROWN ARMSTRONG

CERTIFIED PUBLIC ACCOUNTANTS

Main Office
4200 Truxtun Ave., Suite 300
Bakersfield, California 93309
Tel 661·324·4971 Fax 661·324·4997
e-mail: info@bacpas.com

560 Central Avenue
Shafter, California 93263
Tel 661·746·2145 Fax 661·746·1218

8365 N. Fresno Street, Suite 440
Fresno, California 93720
Tel 559·476·3592 Fax 559·476·3593

INDEPENDENT REGISTERED AUDITOR'S REPORT ON INTERNAL CONTROL

To Financial Industry Regulatory Authority
and Cappello Capital Corp.

In planning and performing our audit of the financial statements of Cappello Capital Corp. (CCC) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered CCC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of CCC's internal control. Accordingly, we do not express an opinion on the effectiveness of CCC's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

This communication is intended solely for the information and use of management, Financial Industry Regulatory Authority, and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

BROWN ARMSTRONG
ACCOUNTANCY CORPORATION

Burton H. Armstrong

By: Burton H. Armstrong

Bakersfield, California
February 23, 2010

Peter C. Brown, CPA
Burton H. Armstrong, CPA, MST
Andrew J. Paulden, CPA
Steven R. Starbuck, CPA
Chris M. Thornburgh, CPA
Eric H. Xin, CPA, MBA
Richard L. Halle, CPA, MST
Aileen K. Keeter, CPA

BROWN ARMSTRONG

CERTIFIED PUBLIC ACCOUNTANTS

Main Office
4200 Truxtun Ave., Suite 300
Bakersfield, California 93309
Tel 661-324-4971 Fax 661-324-4997
e-mail: info@bacpas.com

560 Central Avenue
Shafter, California 93263
Tel 661-746-2145 Fax 661-746-1218

8365 N. Fresno Street, Suite 440
Fresno, California 93720
Tel 559-476-3592 Fax 559-476-3593

INDEPENDENT REGISTERED AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

To the Board of Directors
Cappello Capital Corp.
Santa Monica, California

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BROWN ARMSTRONG
ACCOUNTANCY CORPORATION

By: Burton H. Armstrong

Bakersfield, California
February 23, 2010

CAPPELLO CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Aggregate Indebtedness		
Other accounts payable and accrued expenses	$	6,079
Net Capital		
Stockholders' equity	$	55,508
Deductions:		
Prepaid Expenses		(706)
Net capital	$	54,802
Computation of basic net capital requirements		
Minimum net capital required: (6- 2/3% of aggregate indebtedness)	$	405
Net Capital Requirement	$	5,000
Excess net capital at 1,500 percent	$	49,802
Excess net capital at 1,000 percent	$	54,194
Ratio: Aggregate indebtedness to net capital		1.0 to 9.0

CAPPELLO CAPITAL CORP.

FINANCIAL REPORT

DECEMBER 31, 2009